SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N. Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502
April 28, 2006
Re:   KeySpan Corporation
Preliminary Proxy Statement and Form of Proxy
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
KeySpan Corporation, a New York corporation (the “Company”), hereby files via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of a proxy statement in connection with its annual meeting of stockholders. Amongst other things, the proxy relates to a stockholder vote on the proposed merger between the Company and National Grid US8 Inc., a wholly owned subsidiary of National Grid plc. We also enclose the related letter to stockholders from the Company’s Chairman of the Board and Chief Executive Officer. For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.

Pursuant to Rule 0-11(c) of the Exchange Act, the Company caused the fee required to be paid with the enclosed materials of $800,225.77 to be deposited into the Company’s account with the Securities and Exchange Commission.
The Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that the Company intends to release the enclosed materials in definitive form to its stockholders on or about 19, 2006, and we would appreciate any assistance the Staff may be able to provide to facilitate such release prior to that date.
A copy of this letter, together with the enclosed materials, is being delivered to the New York Stock Exchange, Inc.
If you have any questions or comments regarding the enclosed, please call the undersigned (212-455-3442) or Andrew Calder (212-455-2942) of Simpson Thacher & Bartlett LLP. Please send copies of any communications regarding the enclosed to the undersigned and Andrew Calder of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, NY 10017 (facsimile 212-455-2502).
Very truly yours,
/s/ Mario Ponce
cc: New York Stock Exchange, Inc.